EXHIBIT 99.1

ALGONQUIN POWER & UTILITIES CORP.

(a corporation created under the laws of Canada)

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the shareholders of Algonquin Power & Utilities Corp. (the “Corporation” or “APUC”) will be held on Tuesday, June 19, 2012 at 4:00 p.m. (Eastern Time) at the Holiday Inn Oakville, 590 Argus Road, Oakville, Ontario, L6J 3J3 for the following purposes:

1.	to receive the financial statements of the Corporation for the fiscal period ended December 31, 2011, together with the report of the auditors thereon;

2.	to re-appoint auditors and authorize the directors (the “Directors”) of the Corporation to fix the auditors’ remuneration;

3.	to elect the Directors as set out in the Corporation’s management information circular (the “Circular”) dated May 18, 2012;

4.

to approve the following proposed transactions with or involving Emera Inc. (“Emera”), pursuant to which common shares of the Corporation (“Shares”) may be issued to Emera insofar as the completion of such transaction(s) result in Emera’s holdings of Shares exceeding 20% of the outstanding Shares:

a)	subscription receipt financing for the proposed acquisition of gas distribution businesses from Atmos Energy Corporation (“Atmos”); and

b)

subscription receipt financing for acquisition of an interest in a newly formed partnership with Gamesa Corporación Tecnológica, S.A. (“Gamesa”) to own and operate wind energy projects in the United States;

5.

to consider and approve, on a non-binding advisory basis, a resolution (the full text of which is set out in Schedule “B” to this Circular), accepting the Corporation’s approach to executive compensation disclosed in this Circular; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Oakville, Ontario this 18th day of May, 2012.

By order of the Directors

(Signed) “Kenneth Moore”

Kenneth Moore, Chairman of the Board of Directors

If you are unable to attend the Meeting in person, please complete, sign and return the enclosed form of proxy to the Corporation, c/o CIBC Mellon Trust Company, in the envelope provided for that purpose, or deliver it by mail to the Corporation, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile to 416-368-2502 or 1-866-781-3111, so as to arrive not later than 4:00 p.m. (Eastern Time) on June 18, 2012, or deposit it with the chair of the Meeting before the commencement of the Meeting. Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company.

ALGONQUIN POWER & UTILITIES CORP.

MANAGEMENT INFORMATION CIRCULAR

May 18, 2012

SOLICITATION OF PROXIES

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Algonquin Power & Utilities Corp. (the “Corporation” or “APUC”) for use at the annual meeting (the “Meeting”) of shareholders of the Corporation (“Shareholders”) to be held on Tuesday, June 19, 2012 at 4:00 p.m. (Eastern Time) at the Holiday Inn Oakville, 590 Argus Road, Oakville, Ontario, L6J 3J3 or any adjournment thereof. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Corporation, the directors (“Directors”) of the Corporation or by the Corporation’s transfer agent, CIBC Mellon Trust Company, at a nominal cost. The costs of solicitation will be borne by the Corporation.

The information contained in this Circular is given as at May 18, 2012, unless otherwise indicated.

On October 27, 2009, Algonquin Power & Utilities Corp. became the parent company to Algonquin Power Income Fund (the “Fund”). All information in this Circular which refers to the period prior to October 27, 2009 is in reference to the Fund and all information in this Circular which refers to the period on or after October 27, 2009 is in reference to APUC. On March 4, 2010, the Fund changed its name from Algonquin Power Income Fund to Algonquin Power Co. (“APCo”).

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are Directors. Each Shareholder has the right to appoint a person other than any person named in the enclosed form of proxy, who need not be a Shareholder, to represent the Shareholder at the Meeting. This right may be exercised by inserting the name of the person to be appointed by the Shareholder in the space provided in the form of proxy and by striking out the names of the management nominees or by completing another proper form of proxy.

To be effective, proxies must be deposited with the Corporation, by mail to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile to 416-368-2502 or 1-866-781-3111 not later than 4:00 p.m. (Eastern Time) on June 18, 2012 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned meeting. Proxies may also be delivered to the chair of the Meeting before the commencement of the Meeting or any adjournment thereof. Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company.

Special Instructions for Non-Registered Shareholders

Only registered Shareholders, or the persons that they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, shares of the Corporation (the “Shares”) beneficially owned by a Shareholder (a “Non-Registered Holder”) are registered:

(a)	in the name of an intermediary that the Non-Registered Holder deals with such as banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b)	in the name of a depository (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation will be distributing copies of the meeting materials to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the meeting materials to Non-Registered Holders and receive voting instructions from them unless a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the meeting materials will:

(a)

be given a voting instruction form which must be completed and signed by the Non- Registered Holder in accordance with the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone, fax or internet); or

(b)

less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. The Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with the Corporation or CIBC Mellon Trust Company, as described above. This proxy need not be signed by the Non-Registered Holder.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided. A Non-Registered Holder who receives a voting instruction form should follow the corresponding instructions on the form. Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies on the request for instructions or proxy form provided to them.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke the proxy by an instrument in writing, including another proxy, duly executed by the Shareholder or by his or her attorney authorized in writing, deposited with the Corporation as provided above. A Shareholder may also revoke a proxy in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

VOTING OF SHARES

On any ballot that may be called for, the persons designated in the enclosed form of proxy will vote for, vote against or withhold from voting the Shares in respect of which they are appointed by proxy in accordance with instructions of the Shareholder indicated on the proxy. If a Shareholder has specified in his or her form of proxy how his or her Shares will be voted or withheld from voting, the Shares will be voted accordingly. In the absence of instructions with respect to a particular resolution, the Shares will be voted in favour of the resolution as indicated under the appropriate heading in this Circular.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the notice of meeting and other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation is not aware of any amendments, variations or other matters to come before the Meeting.

VOTING SHARES

On May 17, 2012, the record date established for notice of the Meeting, the Corporation had outstanding a total of 159,067,213 Shares, each carrying the right to one vote per Share. All Shareholders of record at the close of business on May 17, 2012, the record date established for notice of the Meeting, will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy.

As of May 18, 2012, to the knowledge of the Directors and officers of the Corporation, no person or company beneficially owned, directly or indirectly, or controlled or directed 10% or more of the Corporation, except Emera Inc. (“Emera”), that directly owns, and has control and direction, of 20,523,000 Shares, representing 12.9% of the outstanding Shares.

MATTERS TO BE ACTED ON AT THE MEETING

1.	Receipt of Financial Statements

The audited consolidated financial statements of the Corporation for its fiscal year ended December 31, 2011 will be presented at the Meeting.

2.	Re-Appointment of Independent Auditors

KPMG LLP are the current auditors of the Corporation. KPMG LLP were first appointed auditors of the Corporation on October 27, 2009 pursuant to a Plan of Arrangement under Section 192 of the Canada Business Corporations Act, a copy of which is available on SEDAR at www.sedar.com. At the Meeting, Shareholders will be requested to re-appoint KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Directors to fix the auditors’ remuneration. KPMG LLP was first appointed as auditors of the Fund on September 8, 1997.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the Directors to fix the remuneration of the auditors.

3.	Election of Directors

The Corporation’s articles provide that the board of directors of the Corporation (the “Board”) is to consist of a minimum of three and maximum of nine directors. The Directors have been empowered to determine from time to time the number of Directors within the minimum and maximum numbers provided for in the articles. The Directors have fixed the number of Directors to be elected at the Meeting at six. The six persons proposed for nomination for election as Directors are Christopher Ball, Christopher Huskilson, Kenneth Moore, George Steeves, Ian Robertson and Christopher Jarratt. Under the Corporation’s By-laws, directors are elected annually.

The Board has adopted a “majority voting” policy with respect to the election of Directors. Under the new policy, if a nominee for Director (the “Subject Director”) receives a greater number of votes “withheld” from his or her election than votes “for” such election, the Corporate Governance Committee of the Board will, within 90 days after such vote, make a recommendation to the Board as to whether the Subject Director should be asked to resign his or her position as a Director. The Board will consider that committee’s recommendation and determine appropriate actions to be taken with respect to the Subject Director. If, as a result of the Board’s decision on the recommendation, the Subject Director resigns as a Director, the Corporation will issue a press release announcing the resignation and may determine to fill or leave unfilled (until the next annual shareholder meeting) the vacancy in the Board resulting from the resignation. A copy of the majority voting policy is available on the Corporation’s website at www.algonquinpower.com.

The Subject Director will not participate in the deliberations by the Corporate Governance Committee or the Board as to whether to request his or her resignation. The majority voting policy applies only in circumstances involving an uncontested election of Directors, meaning an election in which the number of nominees for Director is equal to the number of Directors to be elected.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment as Directors of the proposed nominees whose names are set out below, each of whom has been a Director since the date indicated below opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each Director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

The following table sets forth the name and background information with respect to the six persons proposed for nomination for election as Directors, including the name and jurisdiction of residence of such person, principal occupation or employment for the past five years and a summary of their experience, the date each such person was first elected as a Director, and the number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person (as furnished by the respective nominee). The aggregate number of Shares held by directors and officers of the Corporation is 941,441 which represents 0.64% of the issued and outstanding Shares.

Name and Municipality of Residence	Principal Occupation and Employment for Past Five Years	Served as Director from	Number of Shares Beneficially Owned
Christopher Ball(1) Ontario, Canada Age: 61 Chair of the Audit Committee Member of the Compensation Committee

Christopher Ball is currently the Executive Vice President of Corpfinance International Limited, an investment banking boutique firm. From 1982 to 1988, Mr. Ball was Vice President at Standard Chartered Bank of Canada with responsibilities for the Canadian branch operation. Prior to that, Mr. Ball held various managerial positions with the Canadian Imperial Bank of Commerce. He is also a member of the Hydrovision International Advisory Board, and was a director of Clean Energy BC, with his term ending in June 2011. Mr. Ball has served as a trustee of the Fund since October 22, 2002 and as a director of the Corporation since October 27, 2009.

		October 27, 2009	24,200

Christopher Huskilson Nova Scotia, Canada Age: 54 Chair of the Compensation Committee Member of the Governance Committee

Christopher Huskilson is currently the President and Chief Executive Officer of Emera, a North American energy and services company, and he has held this position since November 2004. Since 1980, Mr. Huskilson has held a number of positions within Nova Scotia Power Inc., and is currently a director of Emera and Nova Scotia Power Inc., and the chairman of Bangor Hydro-Electric Company. Mr. Huskilson has served as a trustee of the Fund since July 27, 2009 and as a director of the Corporation since October 27, 2009.

		October 27, 2009	Nil(2)

Name and Municipality of Residence	Principal Occupation and Employment for Past Five Years	Served as Director from	Number of Shares Beneficially Owned
Christopher Jarratt(5)(6)(7) Ontario, Canada Age: 53

Christopher Jarratt is currently the Vice Chairman of the Corporation. Mr. Jarratt is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988. Mr. Jarratt has over 25 years of experience in the development of independent electric power generating projects both in North America and internationally. Mr. Jarratt was also a founder and principal of a consulting firm specializing in renewable energy project development. Mr. Jarratt is a water resources engineer and holds a Professional Engineering designation through his Honours Bachelor of Science degree from the University of Guelph and has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dr. (Chartered Director).

		June 23, 2010	407,444(3)

Kenneth Moore(1) Ontario, Canada Age: 53 Chair of the Board of Directors Member of the Audit Committee

Kenneth Moore is currently the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., a Toronto mid-market investment banking firm. Prior to investment banking, he was a Vice-President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings. Mr. Moore holds a Chartered Financial Analyst designation and has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director). Mr. Moore has served as a trustee of the Fund since December 18, 1998 and as a director of the Corporation since October 27, 2009.

		October 27, 2009	18,000

Name and Municipality of Residence	Principal Occupation and Employment for Past Five Years	Served as Director from	Number of Shares Beneficially Owned
Ian Robertson (5) (6) (7) Ontario, Canada Age: 52

Ian Robertson is currently the Chief Executive Officer of the Corporation. Mr. Robertson is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988. Mr. Robertson has over 22 years of experience in the development of electric power generating projects. Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science degree awarded by the University of Waterloo. Mr. Robertson earned a Master of Business Administration degree from York University, holds a Chartered Financial Analyst designation, and has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director).

		June 23, 2010	423,546(4)

Name and Municipality of Residence	Principal Occupation and Employment for Past Five Years	Served as Director from	Number of Shares Beneficially Owned
George Steeves(1) Ontario, Canada Age: 62 Chair of the Governance Committee Member of the Audit Committee

George Steeves is the principal of True North Energy, an energy consulting firm. From January 2001 to April 2002, Mr. Steeves was a division manager of Earthtech Canada Inc. Prior to January 2001, he was the president of Cumming Cockburn Limited, an engineering firm, and has extensive financial expertise in acting as a chairman, director and/or audit committee member of public and private companies, including the Corporation, the Fund, Borealis Hydroelectric Holdings Inc. and KMS Power Income Fund. Mr. Steeves has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director). He received a Bachelor and Masters of Engineering from Carleton University and holds the Professional Engineering designation in Ontario and British Columbia. Mr. Steeves has served as a trustee of the Fund since September 8, 1997 and as a director of the Corporation since October 27, 2009.

		October 27, 2009	17,241(8)

(1)

Messrs. Ball, Moore and Steeves hold 6,900, 16,720 and 7,326 deferred share units (“DSU”) respectively. A DSU has a value equal to one common share of the Corporation. DSUs cannot be redeemed until the Director retires, resigns, or otherwise leaves the Board.

(2)	Mr. Huskilson does not own any Shares. Mr. Huskilson is the CEO of Emera which corporation owns 20,523,000 Shares.
(3)

Mr. Jarratt directly owns 318,493 Shares and Algonquin Power Corporation (CKJ) Inc. (a private corporation owned by Mr. Jarratt) owns 88,951 Shares. Mr. Jarratt exercises control and direction over the Shares owned by Algonquin Power Corporation (CKJ) Inc.

(4)

Mr. Robertson directly owns 318,810 Shares and Techno Wiz Kid Inc. (a private corporation owned by Mr. Robertson) owns 104,736 Shares. Mr. Robertson exercises control and direction over the Shares owned by Techno Wiz Kid Inc.

(5)

Messrs. Jarratt and Robertson hold 436,224 and 494,388 stock options, respectively, granted on August 12, 2010. The stock options allow for the purchase of Shares at a price of $4.05 per Share. One-third of the stock options vest on each of January 1, 2011, 2012 and 2013. Stock options may be exercised up to eight years following the date of grant.

(6)

Messrs. Jarratt and Robertson hold 335,423 and 380,146 stock options, respectively, granted on March 11, 2011. The stock options allow for the purchase of Shares at a price of $5.23 per Share. One-third of the stock options vest on each of January 1, 2012, 2013 and 2014. Stock options may be exercised up to eight years following the date of grant.

(7)

Messrs. Jarratt and Robertson hold 267,963 and 350,413 stock options, respectively, granted on March 14, 2012. The stock options allow for the purchase of Shares at a price of $6.22 per Share. One-third of the stock options vest on each of January 1, 2013, 2014 and 2015. Stock options may be exercised up to eight years following the date of grant.

(8)	Mr. Steeves’ directly owns 14,327 Shares and Mr. Steeves’ spouse owns 2,914 Shares. Mr. Steeves exercises control and direction over the Shares owned by his spouse.

4.	Proposed Transactions with Emera

Proposed Transactions with Emera

To the Corporation’s knowledge, Emera currently holds 20,523,000 Shares, representing approximately 12.9% of the outstanding Shares as of May 18, 2012. Emera acquired 8,523,000 of these Shares effective January 1, 2011 on the exchange of subscription receipts issued to partially fund the co-acquisition by APUC and Emera of a California based electricity distribution utility, and 12,000,000 of these Shares effective May 14, 2012 on the exchange of subscription receipts issued to partially fund the acquisition by APUC of New Hampshire based electricity and natural gas distribution utilities. Under an agreement entered into by Emera and the Corporation in 2009, Emera agreed not to acquire holdings of more than 15% of the outstanding Shares and to restrictions on voting of Shares it holds. In 2011, APUC and Emera announced a Strategic Investment Agreement between the Corporation and Emera (“Strategic Investment Agreement”), which established how the Corporation and Emera will work together to pursue specific strategic investments of mutual benefit. Additionally, the Strategic Investment Agreement allows Emera to acquire up to 25% of the outstanding Shares in certain circumstances. The Strategic Investment Agreement applies in respect of holdings of Shares by Emera between 15% and 25% of the outstanding Shares. On June 21, 2011, shareholders voted to approve the Strategic Investment Agreement.

The TSX requires disinterested shareholder approval to be obtained (i) where a transaction could materially affect control of the Corporation and (ii) where there is, within any six month period, an issuance to insiders of Shares or securities convertible into Shares representing greater than 10% of the Shares of the Corporation which were outstanding prior to the closing of the first private placement. Emera is an insider of Algonquin as a result of holding more than 10% of the outstanding Shares.

The Corporation has recently announced two proposed transactions with Emera which involve the issuance of Shares or securities convertible into or exchangeable for Shares. In particular, the Corporation has announced the following proposed transactions with Emera (the “Proposed Emera Transactions”):

a.	Subscription receipt financing for the proposed acquisition of gas distribution businesses from Atmos.

The Corporation proposes to complete a private placement of 6,976,744 subscription receipts of the Corporation to Emera at a price of $6.45 per subscription receipt. The price of $6.45 per subscription receipt represents a 2.9% premium to the five-day volume-weighted average trading price of the Shares as at May 17, 2012.

Emera will pay for the subscription receipts with a non-interest bearing promissory note in favour of the Corporation in the principal amount of $45 million.

Each subscription receipt will become convertible, at the option of Emera, into one Share of the Corporation for no additional consideration, following payment in full by Emera of the principal amount of the promissory note. The Corporation will have the right to demand payment of the promissory note following the occurrence of a trigger event relating to the underlying acquisition transaction (described below). If Emera has not exercised its conversion rights before the second anniversary of payment of the promissory note, the subscription receipts will automatically convert into Shares.

The trigger event is the reasonable expectation of the Corporation of the satisfaction or waiver of all conditions precedent prior to the prescribed closing date (other than the payment of funds), for the acquisition from Atmos Energy Corporation (“Atmos”) described below.

Following payment of the promissory note, the subscription receipts will be entitled, until conversion, to payments equal to dividends paid by the Corporation thereafter on the Shares as if the subscription receipts had been converted into Shares.

The proceeds of the subscription receipt financing will be used, in part, by the Corporation to finance the acquisition by an affiliate of the Corporation of certain regulated natural gas distribution utility assets (the “Utilities”) located in Missouri, Iowa, and Illinois from Atmos.

The Utilities are regulated natural gas distribution companies providing natural gas service to over 84,000 customers in Missouri, Illinois, and Iowa. The Utilities are anticipated to have regulatory assets of approximately US$112.0 million upon acquisition. The acquisition of these utilities builds upon the Corporation’s utility growth strategy.

The 6,976,744 Shares issuable on the exchange of the subscription receipts represent 4.4% of the currently outstanding Shares and represent a dilution of 4.2% (after giving effect to this transaction and no other issuances of Shares). The transaction will not close and the Shares will not be issued until all regulatory approvals have been obtained, which is currently expected to be in the second quarter of 2012. The Subscription Receipts will be returned to Algonquin and cancelled, and the Promissory Note returned to Emera and cancelled, if the purchase agreement for the Atmos transaction is terminated, which may result from the failure to obtain necessary regulatory consents.

If the subscription receipts relating to the Atmos acquisition convert into Shares (and the subscription receipts for the other transaction described below do not convert), Emera would hold a total of 27,499,744 Shares, or 16.6% of the outstanding Shares (after giving effect to the conversion).

b.	Subscription receipt financing for acquisition of an interest in four wind energy projects from Gamesa.

The Corporation and Gamesa Corporación Tecnológica, S.A. (“Gamesa”) have entered into an agreement to jointly own and operate a 480 megawatt portfolio of wind energy projects in the United States (the “Portfolio”). The Portfolio consists of four facilities, Minonk (200MW), Senate (150MW), Pocahontas Prairie (80MW) and Sandy Ridge (50MW) located in the states of Illinois, Texas, Iowa and Pennsylvania, respectively. Pocahontas Prairie and Sandy Ridge have recently reached their commercial operation dates in February 2012, and Senate and Minonk are in construction with commercial operation anticipated in Q4 2012. Total annual energy production from the four facilities is expected to be 1,644 GW-hrs per year. These assets will become part of an operating company (the “OpCo”) of which Gamesa will own 49% and the Corporation will own 51%.

The Corporation’s financing plans for the transaction include a proposed private placement to Emera of an aggregate of 10,456,022 subscription receipts at a price of $5.74 per subscription receipt, issuable in two equal tranches. The price of $5.74 per subscription receipt represents an 8.4% discount to the five-day volume-weighted average trading price of the Shares as at May 17, 2012.

Emera will pay for the approximately $60 million subscription price of the subscription receipts with two non-interest bearing promissory notes in favour of the corporation, each in the principal amount of approximately $30 million.

The subscription receipts in each of the two tranches will become convertible, at the option of Emera, into one Share of the Corporation for no additional consideration, following payment in full by Emera of the principal amount of the related promissory note. The Corporation will have the right to demand payment on each of the promissory notes following a trigger event associated with the acquisition of membership indirect interests in the OpCo which owns the Portfolio. The trigger event for each tranche is the reasonable expectation of the Corporation of the satisfaction or waiver of all conditions precedent prior to the prescribed closing date (other than the payment of funds) for the first tranche of the purchase of such membership interests in OpCo. If Emera has not exercised its conversion rights before the second anniversary of payment of the relevant promissory note, the corresponding subscription receipts will automatically convert into Shares.

Following a payment of a promissory note, the corresponding subscription receipts will be entitled, until conversion, to payments equal to dividends paid by the Corporation thereafter on the Shares as if the subscription receipts had been converted into Shares.

The subscription receipts will be returned to the Corporation and cancelled, and the promissory notes returned to Emera and cancelled, if the purchase agreement for the transaction with Gamesa is terminated, which may result from the failure to obtain necessary regulatory consents. If such purchase agreement is terminated after the occurrence of a trigger event for the first tranche of subscription receipts, only the second tranche of subscription receipts and the associated promissory note will be cancelled.

The 10,456,022 Shares issuable on the exchange of the subscription receipts for the Gamesa transaction represent 6.6% of the currently outstanding Shares and represent a dilution of 6.2% (after giving effect to this transaction and no other issuances of Shares).

If the subscription receipts relating to the Gamesa acquisition convert into Shares (and the subscription receipts for the Atmos transaction do not convert), Emera would hold a total of 30,979,022 Shares, or 18.3% of the outstanding Shares (after giving effect to the conversion).

The aggregate 17,432,766 Shares issuable on the exchange of the subscription receipts under both of the Proposed Emera Transactions represent 11.0% of the currently outstanding Shares and represent a dilution of 9.9% (after giving effect to both transactions and no other issuances of Shares). If all of these subscription receipts convert into Shares, Emera would hold 37,955,766 Shares, representing 21.5% of the outstanding Shares (after giving effect to the conversion).

The Corporation issued an aggregate of 8,211,000 subscription receipts to Emera in September 2011 in relation to the acquisition by a subsidiary of the Corporation of Emera’s interest in California Pacific Utility Ventures, LLC (“Calpeco”). If the aggregate 25,643,766 subscription receipts under the Proposed Emera Transactions and the Calpeco transaction convert into Shares, Emera would hold 46,166,766 Shares, representing 25.0% of the outstanding Shares (after giving effect to the conversion).

Each of the Proposed Emera Transactions requires regulatory approval, the timing for receipt of which is not within the control of the Corporation. Accordingly, it is not possible to predict the exact timing and order of completion of the Proposed Emera Transactions. Depending on the order in which the Proposed Emera Transactions (and another previously approved subscription receipt transaction with Emera close), either of the Proposed Emera Transactions could result in Emera holding 20% or more of the outstanding Shares of the Corporation.

As noted above, the TSX requires disinterested shareholder approval to be obtained where (i) a transaction could materially affect control of the Corporation and (ii) where there is, within any six month period, an issuance to insiders of Shares or securities convertible into Shares representing greater than 10% of the Shares of the Corporation which were outstanding prior to the closing of the first private placement (the subscription receipts under the Proposed Emera Transactions represent 11.0% of the currently outstanding Shares).

Attached as Schedule “A” is a resolution approving each of the Proposed Emera Transactions (the “Emera Transactions Resolution”) to the extent that any one or more of the Emera Proposed Transactions may result in Emera holding 20% or more of the Corporation’s outstanding Shares, subject to Emera’s holdings not exceeding 25% of the outstanding Shares. As disinterested shareholder approval is required, votes attached to Shares owned by Emera will be excluded from the tally of votes on the Emera Transactions Resolution.

Vote Required

In order to be effective, the Emera Transactions Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Shareholders in respect thereof at the Meeting, excluding any votes attached to Shares owned by Emera. The Board of Directors of the Corporation (other than Christopher Huskilson, who, as the President and Chief Executive Officer of Emera, abstains from making a recommendation) recommends that shareholders vote in favour of the Emera Transactions Resolution.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the Emera Transactions Resolution, unless the Shareholder who has given the proxy has directed that the Shares represented thereby be voted against such resolution.

5.	Advisory Vote on Executive Compensation

In May 2012, the Board adopted a policy to annually provide shareholders with an advisory vote, based on the Model ‘Say on Pay’ Policy for Boards of Directors published by the Canadian Coalition for Good Governance.

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

We hope that shareholders will carefully review the “Compensation Discussion and Analysis” section beginning at page 13 and “Statement of Corporate Governance Practices” section beginning at page 30 of this Circular before voting on this matter. The “Compensation Discussion and Analysis” section discusses the Corporation’s compensation philosophy and approach to executive compensation, what our named executive officers are paid and how their level of compensation is determined. This disclosure has been approved by the Board of Directors on the recommendation of the Corporate Governance Committee.

We encourage any shareholder who has comments on the Corporation’s approach to executive compensation to forward these comments to the Chair of the Corporate Governance Committee at Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Attention: General Counsel & Corporate Secretary.

At the meeting, shareholders will have the opportunity to vote on the Corporation’s approach to executive compensation through consideration of the advisory resolution set out in Schedule B of this Circular.

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take into account the results of the vote, together with feedback received from shareholders in the course of shareholder engagement activities, in considering its approach to executive compensation in the future.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the advisory resolution on executive compensation.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts in this Statement of Executive Compensation are expressed in Canadian dollars unless otherwise indicated.

Compensation Committee

The Compensation Committee of the Board of Directors (the “Compensation Committee”) determines the compensation for APUC’s executive officers, and reviews, approves and oversees the administration of all of the Corporation’s executive compensation plans and programs. The Compensation Committee currently consists of Chris Huskilson (chair) and Chris Ball. Both Mr. Huskilson and Mr. Ball have direct experience regarding executive compensation matters. Mr Huskilson has been a Director and the President and Chief Executive Officer of Emera since 2004. Mr. Ball is the Executive Vice President of Corpfinance International Limited where he is responsible for executive compensation and has served as a trustee of the Fund since 2002 and a director of the Corporation since 2009.

In addition to selecting and appointing the Chief Executive Officer of the Corporation (“CEO”), the Compensation Committee is responsible for reviewing and approving the overall executive compensation plan (including philosophy and guidelines) and for reviewing directors’ compensation on an annual basis, or more frequently if required. In addition, the Compensation Committee reviews and approves management succession plans and benefit programs, approves the appointment and compensation of officers reporting directly to the CEO and approves the grant of stock options. The Compensation Committee also has responsibility for assessing, on an annual basis, the performance of the Vice Chairman, Chief Executive Officer and Chief Financial Officer. For the purposes of this compensation disclosure, the individuals listed in the 2011 “Summary Compensation Table” are the Chief Executive Officer, the Chief Financial Officer, the Vice Chairman, the President of APCo., the power generation business, and the President of Liberty Energy Utilities Co. (“Liberty Utilities”), the regulated utilities business, who are the five executive officers of the Corporation, or its affiliated companies, as defined by Canadian securities legislation (the “Named Executive Officers”).

Succession Planning and Leadership Development

The Compensation Committee has responsibility for ensuring that an adequate succession planning process is in place for senior management of APUC and its affiliates, and to review this process on an annual basis. Succession planning is viewed by the Compensation Committee as an ongoing priority of identifying and developing talent, leadership and skills to ensure the Corporation has the continued capability to meet future strategic objectives and fulfill key organizational roles in the future.

The Compensation Committee is mandated to make recommendations to the Board of Directors with respect to management succession planning including: (i) policies and principles for the selection and performance review of the executive officers, and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or the retirement of an executive officer; and (iii) appointing, training and monitoring potential successors to executive officers.

The Compensation Committee requires that senior management of Algonquin at least annually review the performance of their team members and develop plans for personal growth and career advancement.

Where employees are considered potential successors, a long term professional development plan will be established to further align the employees’ personal development plan with the long term succession needs of the Corporation. Where no internal candidate is identified, the Corporation expects to source a potential successor through external hiring. In this instance a plan would be established to provide for filling the role on an interim basis pending the external hire.

Compensation Advisors

The Compensation Committee, from time to time, retains the services of independent advisors as needed in order to assist in fulfilling its duties. In 2011 the Compensation Committee engaged Mercer Canada Limited (“Mercer”) as advisors to provide independent advice, compensation analysis and other information for compensation recommendations. Advisors provide counsel on the competitiveness and appropriateness of compensation practices and comparator groups for APUC and its affiliates. The work done and the fees paid by APUC to its advisors are disclosed annually in the Management Information Circular. In 2011, APUC paid $18,069.84 in fees to Mercer for compensation advice. In 2010, APUC paid $24,697 in fees to Mercer for compensation advice.

Compensation Discussion and Analysis

This section discusses the elements of compensation for the five Named Executive Officers in 2011 discussed in this Management Information Circular; namely:

•	Ian Robertson, Chief Executive Officer, APUC

•	Chris Jarratt, Vice Chairman, APUC

•	David Bronicheski, Chief Financial Officer, APUC

•	David Pasieka, President, Liberty Utilities

•	Michael Snow, President, APCo

Executive Compensation Philosophy

The Corporation’s compensation philosophy for executive officers generally follows three underlying principles: (i) to provide compensation packages that encourage and motivate performance; (ii) to be competitive with other entities of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Corporation and its Shareholders.

When determining compensation policies and individual compensation levels for the Corporation’s executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Corporation, the Compensation Committee’s overall assessment of (i) each executive officer’s individual performance and contribution towards meeting business objectives; (ii) each executive officer’s level of responsibility; (iii) each executive officer’s length of service; and (iv) industry comparables.

The Corporation has a number of policies including an Insider Trading Policy which specifically excludes employees from trading certain types of securities including any securities which gain in value if the value of APUC securities decline in the future (eg. Short selling), “call” options or “put” options.

Compensation Program Design

APUC’s compensation program is designed to be competitive in relevant labour markets, include both short-term and long-term performance goals and link compensation to the Corporation’s performance as measured by specific financial results.

In 2009, the Corporation paid Algonquin Power Management Inc. (the “Manager”) directly an Annual Fee and amounts to reimburse benefits expenses as compensation for the management and administration (“Management Services”) of the Corporation as per a management agreement (the “Management Agreement”) pursuant to which services were provided to the Corporation and its subsidiary entities. At the 2010 Meeting, the resolution to internalize the management of the Corporation was passed by Shareholders, the Management Agreement was terminated and the management function of the Corporation is now performed by the directors and executive officers of the Corporation.

On December 21, 2009 the Board of Directors appointed Ian Robertson Chief Executive Officer of the Corporation and Chris Jarratt as Vice-Chairman of the Corporation. The Board of Directors retained an independent compensation consultant to establish the compensation for the Chief Executive Officer, Vice-Chairman and the Chief Financial Officer.

Benchmarking Data

The Compensation Committee engages the services of a compensation consultant from time to time to compile market information on Named Executive Officers compensation, relating to base salary and short-term and long-term incentives. Benchmarking reviews occur on a regular basis for the Corporation and affiliates as required. The scope of the review includes competitive market reviews of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators.

The Compensation Committee undertakes periodic reviews of compensation design and total compensation opportunities for the Named Executive Officers to ensure the programs are current and that they fairly compare for particular roles recognizing varying responsibility and scope of executive positions within APUC and its affiliates.

The Compensation Committee reviews compensation data based on a comparator group of companies, primarily regulated utilities and independent power producers that approximate the size and scope of the Corporation. This comparator group forms the benchmark data.

Based on the benchmark data, the Compensation Committee recommends a total compensation mix for each Named Executive Officer, to the Board of Directors. With respect to the Named Executive Officers, the Compensation Committee reviews benchmark data and other information regarding industry trends for positions of similar scope. Following this process, the Compensation Committee makes recommendations for the total compensation mix for all of the Named Executive Officers to the Board of Directors.

In order to determine appropriate compensation levels relative to APUC’s competitive market, the committee retained Mercer in 2011 to develop a comparator group of Canadian and US organizations in APUC’s industry (independent power producers and utilities). Mercer’s methodology targeted comparators to companies with assets and market capitalization of approximately one-half to two times those of APUC in order to find comparators that are similar in terms of size and complexity. Like sized comparators in the independent power producers industry are: Atlantic Power Corp, Boralex Inc., Innergex Renewable Energy Inc., and Northland Power Inc. Like sized comparators in the utility sector are: California Water Service, Chesapeake Utilities Corp., American States Water Co., Unitel Corp., Central Vermont Public Service and SJW.

Given the small number of like sized comparators and similar organizations, as well as incomplete public data, Mercer also developed a group of larger companies in the same industry as an additional reference for making compensation decisions. These companies include the following: Emera, Fortis Inc., Transalta, El Paso Electric Co., Empire District Electric Co., MGE Energy Inc. and EPCOR.

Compensation Mix

In keeping with the Corporation’s philosophy to link senior executive compensation to corporate performance and to motivate senior executives to achieve exceptional levels of performance, the Corporation has adopted a model that includes both base salary and “at-risk” compensation, comprised of short-term performance incentives (which is subject to targets being achieved), and long-term incentives linked to total Shareholder value.

The at-risk components depend on achieving Corporate, subsidiary business units, and individual performance objectives. These objectives are described in Scorecards (“Scorecards”) that establish measurable financial, market, asset and employee objectives that, if achieved, add value to the Corporation or its affiliates. Named Executive Officer’s performance against the Scorecard is measured and rated. Each Executive must achieve a threshold level of performance for any payment against a particular objective, failing which there is no payment against such objective. Accordingly, incentive compensation plans and programs are designed to pay larger amounts for superior performance and smaller amounts if target performance is not achieved.

One of the objectives in the Scorecards is based on EBITDA which is a non-GAAP metric used by many investors to compare companies on the basis of the ability to generate cash from operations. The Company uses Adjusted EBITDA as one of the metrics to assess the operating performance without the effects of depreciation and amortization expense, income tax expense or recoveries, acquisition costs, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange. The Compensation Committee and Board believe that this non-GAAP measure provides an understanding of the Company’s operating performance.

The Compensation Committee and Board annually consider the implications of the risks associated with the Company’s compensation policies. Such consideration includes a review the relationship between enterprise risk and the Corporation’s executive compensation plans and policies to confirm that they continue to be optimally aligned with Shareholder interests while maintaining an acceptable level of risk exposure. The Compensation Committee has not identified risks arising from the Company’s policies and practices that are reasonably likely to have a material adverse effect on the company.

The following table shows the percentage weighting of each component of the Total Target Compensation for the Named Executive Officers.

Name	Base Salary (%)	Short-Term Performance Incentive (%)	Long-Term Incentive (%)	Total Pay at Risk (%)
Ian Robertson	37%	31%	31%	63%
Chris Jarratt	42%	27%	31%	58%
David Bronicheski	50%	25%	25%	50%
David Pasieka	51%	23%	26%	49%
Michael Snow	51%	23%	26%	49%

Base Salary

Base salary is established at levels which are meant to be competitive with other companies and entities similar to and of comparable size to the Corporation. Base salary is not based on any specific relationship to the performance of the Corporation and is reviewed annually by the Compensation Committee in consultation with the Board of Directors.

In setting the recommended salaries of the Named Executive Officers, the Compensation Committee takes into consideration the advice and recommendations provided by the independent advisor which is based on the salaries paid to other executive officers in the power generation and utilities sectors.

Short-Term Performance Incentive

The short-term performance incentive is a short-term variable element of compensation and payment which is linked to the performance of the Corporation and each executive’s contribution to that performance. Incentives are calculated and paid annually using the Scorecard, as described below. The allocation of bonuses among all participants is determined annually by the Compensation Committee in consultation with the Board of Directors.

The Named Executive Officers are eligible for a discretionary short-term performance incentive based on a percentage of base salary if certain pre-set corporate and personal goals are achieved. Each year, these goals and objectives are established by the Compensation Committee and are aligned with the goals and targets of the Corporation for that year.

2011 APUC Corporate Scorecard

On an annual basis, the Board of Directors of APUC approve a scorecard setting forth corporate objectives and target levels to be achieved on which the Short-term Performance Incentive for the Named Executive Officers is based. The Scorecard for APUC is developed and recommended by management for approval by the Compensation Committee and Board of Directors at the beginning of each year.

The Scorecard objectives are based on the Corporation’s business plan for the year and establish performance targets for each objective. Objectives on the 2011 Scorecard included:

•	achievement of predetermined financial objectives for operating cash flow and earnings per share

•	achievement of predetermined growth objectives

•	achievement of predetermined operations objectives

•	achievement of predetermined objectives related to APUC stakeholders

•	achievement of predetermined employee engagement objectives

The relative weight of each performance measure is approved by the Compensation Committee and varies among each of the Named Executive Officers.

Long-term Incentive

The long-term incentive element of compensation for the Named Executive Officers consists of an Executive Stock Option Plan (the “Stock Option Plan”), as described below. In 2011, the Stock Option Plan made up 100% of the target long-term compensatory value for each of the Named Executive Officers.

The number of stock options granted to the Named Executive Officers is determined by the Compensation Committee based management’s recommendations and on information provided by an independent advisor. Stock option grants are based on the level of responsibility within the Corporation; generally, the level of grant increases with the level of responsibility.

The stock options increase or decrease in value in proportion to the increase or decrease in the market price of APUC’s Shares over the term of a particular grant. The value of stock option grants is based on the Black-Scholes valuation methodology. The Company has chosen to use Black-Scholes as the methodology for determining the fair value of options granted as it is an appropriate and commonly used methodology to value stock options.

For the options granted in 2011, the Black-Scholes value ratio was determined to be equal to 12.5% of the closing share price of $5.23 as of March 22, 2011, 11.9% of the closing share price of $5.77 as of June 21, 2011, 11.6% of the closing share price of $5.71 as of July 28, 2011 and 11.7% of the closing share price of $5.66 as of September 12, 2011. The Black-Scholes value ratio was determined using the following assumptions:

Date	Term(1) (years)	Volatility(2) (%)	Dividend Yield (%)	Risk Free Rate (%)
March 22, 2011	8	23.9%	5.3%	2.6%
June 21, 2011	8	23.8%	5.3%	2.3%
July 28, 2011	8	23.5%	5.3%	2.2%
September 12, 2011	8	24.6%	5.1%	1.4%

(1)	The safe harbor term used is equal to ((time to expiry + 3) / 2)
(2)	The volatility of the share price has been estimated as the average daily volatility since the Fund converted to a corporation.

Executive Stock Option Plan

Description of the Plan

The purpose of the Stock Option Plan is to attract, retain and motivate persons as key service providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation.

The Stock Option Plan authorizes the Board to issue stock options (“Options”) to directors, officers or employees of the Corporation or any Affiliate (an “Eligible Individual”), a corporation controlled by an Eligible Individual or any person/company, partnership, trust or corporation engaged to provide management or consulting services for the Corporation or any Affiliate (“Eligible Persons”).

The aggregate number of Shares that may be reserved for issuance under the Stock Option Plan must not exceed 10% of the number of Shares outstanding at the time the Options are granted. For greater clarity, the Stock Option Plan is “reloading” in the sense that, to the extent that Options expire or are terminated, cancelled or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled or exercised Options, provided that the 10% maximum is not exceeded. No fractional Shares may be purchased or issued under the Stock Option Plan.

In addition, under the Stock Option Plan:

•

subject to the terms of the Stock Option Plan, the number of Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the Board from time to time;

•

subject to any adjustments pursuant to the provisions of the Stock Option Plan, the exercise price of any Option shall in no circumstances be lower than the Market Price (as defined below) of the Shares on the date on which the Board approves the grant of the Option;

•	Options will be personal to the grantee and will be non-transferable and non-assignable, except in certain limited circumstances;

•

the maximum number of Shares which may be reserved for issuance to insiders under the Stock Option Plan, together with the number of Shares reserved for issuance to insiders under any other securities based compensation arrangement, shall be 10% of the Shares outstanding at the time of the grant;

•

the maximum number of Shares which may be issued to insiders under the Stock Option Plan and all other security based compensation arrangements within a one year period shall be 10% of the Shares outstanding at the time of the issuance;

•

if the expiration date for an Option occurs during a Blackout Period (as defined below) or within 10 business days after the expiry date of a Blackout Period applicable to a person granted Options (an “Optionee”), then the expiration date for that option will be extended to the 10th business day after the expiry date of the Blackout Period. A “Blackout Period” is a period of time during which the Optionee cannot exercise an Option, or sell Shares issuable pursuant to the exercise of Options, due to applicable policies of the Corporation in respect of insider trading); and

•	except in certain circumstances, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.

Under the Stock Option Plan, “Market Price” of the Shares is defined as the volume weighted average trading price of such Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five (5) consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Price will be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price will be the fair market value of such Shares as determined by the Board in its sole discretion.

The Stock Option Plan provides that, except as set out in the Stock Option Plan or any resolution passed at any time by the Board or the terms of any option agreement or employment agreement with respect to any Option or an Optionee, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

Where an Optionee (other than a service provider) resigns from the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested options shall immediately be forfeited and the Optionee’s vested options may be exercised for a period of 30 days after the date of resignation or termination.

Where an Optionee, other than a service provider, retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the Optionee’s vested options may be exercised within 90 days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion.

In the event that an Optionee, other than a service provider, has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of the Stock Option Plan, but no additional grants of Options may be made to the Optionee.

If an Optionee, other than a service provider, dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one year after the date of such death.

All Options granted to service providers shall terminate in accordance with the terms, conditions and provisions of the associated option agreement between the Corporation and such service providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one year following the date of termination of the engagement of the service provider.

Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also surrender Options and receive in exchange for each such Option, the amount by which the Market Price of the Shares exceeds the exercise price of the Option (the “In-the-Money Amount”). If the Optionee elects to surrender any Options in exchange for the In-the-Money Amount, the Corporation will determine whether to pay such amount in cash or in Shares representing the equivalent of the In-the-Money Amount based on the Market Price of the Shares at the date of exercise, in each case net of an amount equal to any withholding taxes.

In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend, a Share subdivision or consolidation, the number of Shares reserved for Option shall be adjusted accordingly by the Board to such extent as it deems proper in its discretion.

If, after the grant of an Option and prior to its expiry:

(i)	the Shares are reclassified, reorganized or otherwise changed (a “Share Reorganization”), otherwise than as specified in the immediately preceding paragraph, or

(ii)

subject to the Corporation’s right to allow the exercise of vested and unvested Options following the occurrence of certain transactions, the Corporation shall consolidate, merge or amalgamate with or into another corporation (a “Merger”, with the resulting corporation being the “Successor Corporation”), the Optionee will receive, upon the subsequent exercise of his or her Options in accordance with the Stock Option Plan, the number of shares or securities of the appropriate class of the Corporation or Successor Corporation, as the case may be, that the Optionee would have received if on the record date of such Share Reorganization or Merger the Optionee were the registered holder of the number of Shares to which the Optionee was prior thereto entitled to receive on exercise of his or her Options.

The Board may amend, suspend or discontinue the Stock Option Plan or amend Options granted under the Stock Option Plan at any time without shareholder approval; provided, however, that:

(a)

approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation is obtained for any amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required; and

(b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Stock Option Plan.

Notwithstanding the other provisions of the Stock Option Plan, if:

(a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Affiliate) or to liquidate, dissolve or wind-up;

(b)	an offer to purchase or repurchase all of the Shares shall be made to all holders of Shares which offer has been approved or accepted by the Board; or

(c)

the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety, so that the Corporation shall cease to operate any active business, then, the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of all such Options, whether or not vested, within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.

The TSX rules require the Stock Option Plan to be put before Shareholders for reapproval within three years of the date of the original meeting to approve the Stock Option Plan and every three years thereafter.

As of May 16, 2012 the number of outstanding options is 3,681,711 which is 1.7% of the total outstanding Shares of the Corporation. The number of available options is 11,125,173 which is 8.2% of the total outstanding Shares of the Corporation. The number of Shares that have been issued pursuant to the plan is Nil. The number of Shares that have been issued pursuant to the plan as a percentage of the outstanding Shares is 0%.

The table below summarizes certain ratios regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table and measured as a percentage of the total number of shares outstanding as of December 31, 2011, 2010 and 2009.

	December 31, 2011	December 31, 2010	December 31, 2009(1)
Dilution (total number of options outstanding divided by total number of Shares outstanding)	1.8%	1.2%	—
Burn Rate (total number of options granted in a fiscal year, minus expired options, divided by the total number of Shares outstanding)	1.0%	1.2%	—
Overhang (total options outstanding plus the number of options available to be granted pursuant to the Stock Option Plan, divided by the total number of Shares outstanding)	10.0%	10.0%	—

(1)	The Stock Option Plan was approved by Shareholders on June 23, 2010 therefore amounts for 2009 are Nil.

Equity Compensation Plan Information

The table below indicates the number of securities to be issued upon exercise of outstanding options under the Stock Option Plan, the weighted average exercise price of the options and the number of securities remaining available for future issuance under equity compensation plans as of May 18, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,681,711	5.23	12,225,010
Equity compensation plans not approved by securityholders	—	—	—
Total	3,681,711	—	12,225,010

Other Executive Benefits

The Corporation provided executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, some of the Named Executive Officers are eligible to receive:

•	Life and Accidental Death and Dismemberment (ADD) Insurance coverage

•	Medical expenses and medical insurance Re-imbursements

•	Supplementary retirement plan contributions; and

•	Monthly car allowance, as applicable

Some of these items are considered as taxable benefits and are reported in the Summary Compensation Table for the Named Executive Officers.

Performance Graph

The following graph compares the Corporation’s cumulative total Shareholder return (assuming an investment of $100 on January 1, 2007) on the units of the Fund (the “Units”) during the period January 1, 2007 to October 27, 2009 and on the Shares during the period October 27, 2009 to December 31, 2011 with the cumulative returns of the S&P/TSX Composite Stock Index during the period January 1, 2007 to December 31, 2011. The data is provided for Units prior to October 27, 2009 and for Shares on and after October 27, 2009 as pursuant to the unit exchange offer, unitholders of the Fund exchanged their Units for Shares on a one-for-one basis effective October 27, 2009.

Algonquin Power & Utilities Corp. Relative Performance

Value of $100 Invested on January 1, 2007 (Assumes reinvestment of all distributions/dividends)

Prior to 2010, the remuneration structure of the Manager was established in the Management Agreement. Remuneration was not based on any specific relationship to the performance of the Corporation taking into consideration the interests of the Corporation and the Shareholders. The

Management Agreement motivated the Manager to maintain and grow cash available for distribution to Shareholders through an incentive that paid the Manager a fee of 25% on all distributable cash per Share generated in excess of $0.92 per Share.

Commencing in 2010, the Management Agreement was terminated and management was internalized. The compensation mix under the Management Agreement for the management of the Fund varied significantly from the current compensation mix under a corporate structure. As such, a comparison of compensation from 2009 and earlier does not necessarily provide an accurate trend comparison. In 2011, the Total Shareholder Return for the Corporation was 34.1% (compared with -8.7% for the S&P TSX Composite Index). During the same period, total annual salaries and annual incentives for the Chief Executive Officer, Vice Chair and Chief Financial Officer increased an average of 17.0% as compared to annual salaries and annual incentives in 2010.

Summary Compensation Table

The following table sets forth information concerning compensation earned from the Corporation and its subsidiaries for the financial year of the Corporation ended December 31, 2011 for each of the individuals who were at December 31, 2011, the Chief Executive Officer, the Chief Financial Officer, the Vice Chairman and General Counsel, Corporate Secretary (whose total annual salary and bonus for the fiscal year ended December 31, 2011 exceeded $150,000). For the financial year of the Corporation ended December 31, 2009, the table sets forth the information concerning compensation earned from the Corporation and its subsidiaries for each of the individuals who were the Chief Executive Officer, the Chief Financial Officer and the executive officers of the Manager to the extent such compensation is attributable to the costs and expenses incurred in the performance of the Management Services together with the annual fee and any incentive paid (the “Management Fees”), or other payments from the Corporation to the Manager for the Management Services.

Due to the fact that Hydrogenics Corporation, which was the name of the Corporation prior to October 27, 2009, transferred all of its operations and assets, other than certain tax attributes, to a new corporation, and the former shareholders of Hydrogenics Corporation became shareholders of such new corporation, pursuant to a Plan of Arrangement, information regarding Hydrogenics Corporation prior to October 27, 2009 is not relevant to the Corporation and will not be useful to the reader. Additionally, since the Fund became a subsidiary of the Corporation and the Fund continues to carry on the same business following the transaction, information provided in the Circular for the period prior to October 27, 2009 is the Fund’s information. As a result, the information below relates to all compensation paid by the Corporation for the period commencing on October 27, 2009 and the Fund for 2009.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share- Based Awards(8) ($)		Option- Based Awards(7) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total Compensation ($)
						Annual Incentive Plans(2)	Long- Term Incentive Plans
Ian Robertson(1) Chief Executive Officer, Algonquin Power & Utilities Corp.	2011 2010 2009	290,700 285,000 174,370	801 — —		247,095 242,250 —	349,508 213,849 —	— — —	30,109 42,020 54,437	(3)	918,213 783,119 228,807

Chris Jarratt(1) Vice Chairman, Algonquin Power & Utilities Corp.	2011 2010 2009	290,700 285,000 174,370	1,001 — —		218,025 213,750 —	280,488 167,919 —	— — —	42,473 42,020 52,752	(3)	832,687 708,689 227,122

David Bronicheski Chief Financial Officer, Algonquin Power & Utilities Corp.	2011 2010 2009	229,500 225,000 211,846	— — 75,267	(5)	114,750 112,500 —	158,503 88,061 71,000	— — —	28,005 30,232 31,402		530,758 455,793 389,515

David Pasieka(4) President, Liberty Utilities	2011 2010 2009	76,962 — —	— — —		113,680 — —	101,891 — —	— — —	8,433 — —		300,966 — —

Michael Snow(6) President, Algonquin Power Co.	2011 2010 2009	115,000 — —	— — —		118,433 — —	59,066 — —	— — —	12,600 — —		305,099 — —

(1)

In 2009, the Manager was paid Management Fees totalling $681,148. No incentive fees were paid in 2009. In 2009 only the amounts in the table noted above were paid by the Manager directly to Messrs. Jarratt and Robertson as executive compensation.

(2)

The annual incentive plan amounts for Messrs. Robertson, Jarratt, Bronicheski, Pasieka and Snow represent their discretionary bonus paid per the short-term incentive plan which is based on a company scorecard.

(3)

The Manager was reimbursed a total of $30,000 by the Fund for life insurance policies for which an affiliate of the Manager, Algonquin Power Corporation Inc., is the beneficiary. Messrs. Jarratt and Robertson and two other individuals are the sole shareholders of Algonquin Power Corporation Inc. As at December 31, 2009, the policies had a total cash surrender value of $243,538.

(4)	David Pasieka became a NEO in 2011 upon his appointment as President of Liberty Utilities.
(5)	Amounts relate to a bonus award for 2009 that were paid in Shares in 2010.
(6)	Michael Snow became a NEO in 2011 upon his appointment as President of Algonquin Power Co.
(7)	Value of stock option grants is based on the Black-Scholes valuation methodology.
(8)	Value of shares granted under the Employee Share Purchase Plan.

The following chart sets out in detail “All Other Compensation” earned by the Named Executive Officers as reported in the Summary Compensation Table above.

Name	Year	Perquisites			Other Compensation
		Car Allowance ($)	Other Perquisites ($)	Total ($)	Insurance Premiums(1) ($)	Savings Plan Contributions ($)	Total All Other Compensation ($)
	2011	11,520	—	11,520	1,147	17,442	30,109
Ian Robertson	2010	11,520	—	11,520	13,058	17,442	42,020
	2009	6,000	9,266	15,266	28,709	10,462	54,437
	2011	11,520	—	11,520	13,511	17,442	42,473
Chris Jarratt	2010	11,520	—	11,520	13,058	17,442	42,020
	2009	6,000	9,458	15,458	26,832	10,462	52,752
	2011	11,520	—	11,520	2,715	13,770	28,005
David Bronicheski	2010	11,520	—	11,520	5,012	13,700	30,232
	2009	11,963	4,590	16,553	2,138	12,711	31,402
	2011	3,815	—	3,815	—	4,618	8,433
David Pasieka	2010	—	—	—	—	—	—
	2009	—	—	—	—	—	—
	2011	5,700	—	5,700	—	6,900	12,600
Michael Snow	2010	—	—	—	—	—	—
	2009	—	—	—	—	—	—

(1)	Insurance premiums include life, disability and MRP (Medical Reimbursement Plan) amounts.

Outstanding Option Based Awards

The following table describes all option-based awards as at December 31, 2011 for each Named Executive Officer that is eligible for such award.

Name	Number of Options	Option Exercise Price	Number of Shares to be issued upon Exercise of Options	Option Expiration Date	Value of unexercised in- the-money options
Ian Robertson	494,388	$4.05	494,388	August 12, 2018	$1,171,700
	380,146	$5.23	380,146	March 22, 2019	$452,374
	350,413	$6.22	350,413	March 14, 2020	$70,083
Chris Jarratt	436,224	$4.05	436,224	August 12, 2018	$1,033,851
	335,423	$5.23	335,423	March 22, 2019	$399,153
	267,963	$6.22	267,963	March 14, 2020	$53,593
David Bronicheski	229,592	$4.05	229,592	August 12, 2018	$544,133
	176,538	$5.23	176,538	March 22, 2019	$210,080
	162,917	$6.22	162,917	March 14, 2020	$32,583
David Pasieka	172,242	$5.65	172,242	September 13, 2019	$132,626
	146,625	$6.22	146,625	March 14, 2020	$29,325
Michael Snow	171,642	$5.64	171,642	June 21, 2019	$133,881
	146,625	$6.22	146,625	March 14, 2020	$29,325

Standardized Arrangements

The Corporation entered into an executive employment agreement with Mr. Robertson, the Chief Executive Officer, Mr. Jarratt, Vice Chairman, and Mr. Bronicheski, the Chief Financial Officer of the Corporation, on June 23, 2010 (the “Employment Agreements”). The Corporation entered into an executive employment agreement with Mr. Pasieka, the President of Liberty Utilities on September 1, 2011 and Mr. Snow, President of APCo on May 24, 2011.

Termination for Cause

If Messrs. Robertson, Jarratt or Bronicheski are terminated for cause, each individual will not be entitled to any advance notice of termination or payment in lieu of notice. Each may resign at any time during the term of his Employment Agreement by providing not less than 60 days prior written notice to the Corporation. Upon resignation, each will not be entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreements, including payment of accrued but unused vacation and expenses owing.

Within twelve months following a change in control of the Corporation, if Messrs. Robertson, Jarratt or Bronicheski are terminated or choose to resign, each is entitled to receive compensation equal to the following (i) a lump sum payment equal to 24 months of base salary (at the then applicable base salary rate), (ii) a lump sum payment equal to the Targeted Annual Incentive payment; (iii) continuation of benefits for 24 months or a lump sum payment in lieu thereof; and (iv) all unvested performance share units, and all unvested stock options which shall be exercisable within 90 days.

Within twelve months following a change in control of the Corporation, if Messrs. Snow or Pasieka are terminated or choose to resign, each is entitled to receive compensation equal to the following

(i) a lump sum payment equal to 12 months of base salary (at the then applicable base salary rate), (ii) a lump sum payment equal to the Targeted Annual Incentive payment; (iii) continuation of benefits for 12 months or a lump sum payment in lieu thereof; and (iv) all unvested performance share units, and all unvested stock options which shall be exercisable within 90 days.

Termination Without Cause

Upon termination without cause, Messrs. Robertson, Jarratt or Bronicheski are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to 18 months of base salary (at the then applicable base salary rate), (ii) a lump sum payment equal to the Targeted Annual Incentive payment; (iii) continuation of benefits for 18 months or lump sum payment in lieu thereof, (iv) all unvested performance share units which would have vested within 18 months of the last day of employment and (v) all unvested stock options which would have vested within 18 months of termination and which are exercisable within 90 days of termination.

Upon termination without cause, Messrs. Snow and Pasieka are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to 12 months of base salary (at the then applicable base salary rate), (ii) a lump sum payment equal to the Targeted Annual Incentive payment; (iii) continuation of benefits for 12 months or lump sum payment in lieu thereof, (iv) all unvested performance share units will vest upon the end of the fiscal year in which termination occurs (v) all unvested stock options which would have vested within 18 months of termination and which are exercisable within 90 days of termination.

Summary Table

Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2011 and that the Employment Agreements were in effect on such date, the Named Executive Officers would be entitled to receive the following incremental amounts:

Named Executive Officer	Type of Termination	Salary Entitlement ($)	Bonus Entitlement ($)	Options ($)	Share-Based Awards ($)	Benefits ($)	Total Payout ($)
Ian Robertson	Termination without Cause	436,050	370,643	541,358	—	43,443	1,348,051
	Change of Control	581,400	494,190	1,233,507	—	57,924	2,309,047
Chris Jarratt	Termination without Cause	436,050	283,433	477,668	—	43,443	1,197,151
	Change of Control	581,400	377,910	1,088,387	—	57,924	2,105,621
David Bronicheski	Termination without Cause	344,250	172,125	251,405	—	37,935	805,715
	Change of Control	459,000	229,500	572,837	—	50,580	1,311,917
David Pasieka	Termination without Cause	230,000	103,500	43,061	—	25,299	401,860
	Change of Control	230,000	103,500	129,182	—	25,299	487,981
Michael Snow	Termination without Cause	230,000	103,500	44,627	—	25,200	403,327
	Change of Control	230,000	103,500	133,881	—	25,200	492,581

Director Compensation

Directors are entitled to receive remuneration from the Corporation in the amount of $60,000 per year, with the exception of the Chairperson of the Board of Directors who is entitled to receive $150,000 per year. As well, the Chairperson of the Audit Committee is entitled to receive additional remuneration from the Corporation in the amount of $10,000 per year, and the Chairperson of each of the Corporate Governance Committee and the Compensation Committee are entitled to receive additional remuneration from the Corporation in the amount of $7,500 per year.

With the exception of the Chairperson of the Board of Directors, Directors are also entitled to receive additional remuneration for attending meetings of the Board or of a committee of the Board in the amount of $1,500 per meeting in person and $750 for meetings attended by telephone. The Directors are entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of Corporation’s business. In the fiscal year ended December 31, 2011, the Corporation paid each Director as indicated below on account of retainer and meeting attendance fees.

Director Compensation Table

Director	Fees Earned(1) ($)	Share-Based Awards(3) ($)	Option-Based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total(1) ($)
Kenneth Moore Chairman of the Board	75,000	75,000	—	—	—	—	150,000
Christopher J. Ball Chairman of the Audit Committee	78,250	30,000	—	—	—	—	108,250
George Steeves Chairman of the Corporate Governance Committee	81,750	30,000	—	—	—	—	111,750
Christopher Huskilson(2) Chairman of the Compensation Committee	98,250	—	—	—	—	—	98,250

(1)

Amounts disclosed represent the aggregate remuneration paid to each Director for (a) attending quarterly meetings, the annual Shareholder meeting, Committee meetings, the annual budget approval meeting and business development meetings; and (b) if applicable, acting as chair of the Board and/or Board committees.

(2)	Director fees owed to Christopher Huskilson are paid directly to Emera
(3)

Messrs. Ball, Moore and Steeves elected to receive part of their 2011 payments in the form of DSUs. A DSU has a value equal to one common share of the Corporation. DSUs cannot be redeemed until the Director retires, resigns, or otherwise leaves the Board.

Indebtedness of Directors and Others

The following table sets out the aggregate indebtedness as at May 18, 2012 of all current and former executive officers, employees, directors or nominee directors of the Corporation or any of its subsidiaries, to the Corporation and any of its subsidiaries, and to other entities if the indebtedness to such other entities is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Corporation or its Subsidiaries	To Another Entity
Share Purchases	Nil	Nil
Other	Nil	Nil

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Regulators requires the disclosure by each listed reporting issuer of its approach to corporate governance. This statement discloses the Corporation’s corporate governance practices.

The Directors consider that the Corporation has complied with the guidelines set out in the NP 58-201 (the “Guidelines”).

Directors

In accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”), a Director is independent if the Director has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Corporation, be reasonably expected to interfere with such Director’s independent judgment. In determining whether a particular Director is “independent”, the Corporation considers the factual circumstances of each Director in the context of the Guidelines.

Based upon information provided by the Directors as to their individual circumstances, the Corporation has determined that all nominees, with the exception of Messrs. Robertson, Jarratt and Huskilson, are considered “independent” within the meaning of NI 52-110 for the following reasons: (a) none of them has received remuneration from the Corporation in excess of Director retainers or fees; and (b) none of them has a material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation) other than as a Director. None of these individuals could therefore be reasonably perceived to be in a position that might materially interfere with their independent judgment and their ability to act in the best interests of the Corporation. Mr. Robertson and Mr. Jarratt, as Chief Executive Officer and Vice Chairman, respectively, are the only Directors employed by the Corporation. Mr. Huskilson is the Chief Executive Officer of Emera which owns 8,523,000 Shares of the Corporation.

Summary of Director and Committee Meetings During 2011

Meeting Type	Number of Meetings
Director	13	(1)
Audit Committee	9
Corporate Governance and Compensation Committees	6
Total number of meetings held	28

(1)	Of the 13 Director meetings held in 2011, 8 meetings were held to discuss regular Corporation business and 5 meetings were held to discuss business development related items.

Summary of Attendance for Director and Committee Meetings During 2011

The following table sets forth the summary of attendance for director and committee meetings for the Corporation in 2011.

Director	Director Meetings (1)	Board Committee Meetings (2)
Christopher Ball	12 of 13	14 of 15
Christopher Huskilson	11 of 13	11 of 15
Chris Jarratt	13 of 13	13 of 15
Kenneth Moore	12 of 13	6 of 15
Ian Robertson	13 of 13	13 of 15
George Steeves	13 of 13	6 of 15

(1)

The Director’s written mandate requires the Directors to hold meetings at least annually (either regularly scheduled or unscheduled) at which management of the Corporation is not present. For the year ended December 31, 2011, there were 13 meetings of the Directors held in the absence of members of management of the Corporation.

(2)

Board Committee Meetings include Audit Committee, Compensation Committee and Governance Committee meetings. Membership varies between committees and therefore Directors do not typically attend all committee meetings.

Directorships

Other than as disclosed below, none of the proposed nominees for election as Directors serves as a director on the board of directors of a public company. Mr. Chris Huskilson currently serves as a director on the board of directors of Emera, Nova Scotia Power Inc., ICD Utilities Ltd., Light & Power Holdings Ltd., Barbados Light & Power Company Ltd., and Bangor Hydro Electric Company. In addition, Mr. Huskilson serves as chairman of the Canadian Electricity Association and is a director on the board of directors of Innovacorp.

Mandate of the Directors

The Directors have a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation. A copy of the Director mandate is set forth in Schedule “C”.

Position Descriptions

The Directors have developed position descriptions for the Chair of the Board and the Chair of each committee of the Board (the “Committee Chairs”) in order to delineate their respective roles and responsibilities.

The position description of the Chair of the Board requires that the Chair provide leadership for the Directors and serves as chair of Board and Shareholders’ meetings. The Chair of the Board also:

(a)	in consultation with members of the Board and management of the Corporation, sets the agenda for each meeting of the Board;

(b)

provides input to the Corporate Governance Committee on its recommendation to the Board for approval of (i) candidates for nomination or appointment to the Board; and (ii) members and chairs of committees of the Board;

(c)

assesses whether the Directors and their committees have appropriate administrative support, access to personnel of the Corporation and access to outside advisors for the purposes of the Board fulfilling its mandate;

(d)

in consultation with the Corporate Governance Committee, leads the review and assessment of Board meeting attendance, performance and compensation of the Board and individual directors and the composition of the Board; and

(e)	executes all contracts, documents or instruments in writing which require his signature.

The position description for the Committee Chairs provides that each Committee Chair shall:

(a)	chair all committee meetings;

(b)	provide leadership for the committee;

(c)	act as the communication link between the Board and the applicable committee;

(d)	review formal communications from the committee to the Board before dissemination to the Board;

(e)	ensure that all matters requiring committee review or approval are brought to the committee in a timely and appropriate manner;

(f)	co-ordinate, in consultation with the Chair of the Board, the agenda, information packages and related events for committee meetings with senior management of the Corporation; and

(g)	set the frequency of committee meetings and review such frequency from time to time as considered appropriate or as requested by the Board.

Audit Committee

The Board has established an audit committee (“Audit Committee”) comprised of Christopher Ball (Chairman), Kenneth Moore and George Steeves, all of whom are independent and financially literate for purposes of NI 52-110.

The responsibilities and operation of the Audit Committee are more particularly set out in the Corporation’s Audit Committee Charter, a copy of which is included as Schedule “E” to the annual information form of the Corporation dated March 30, 2012 (the “Annual Information Form”), a copy of which is available on SEDAR at www.sedar.com.

Corporate Governance and Compensation Committees

The directors have established a Corporate Governance Committee (“CGC”) comprised of three of the independent directors of APUC, George Steeves (chair), Chris Huskilson and Ken Moore. This CGC also serves as the director nominating and evaluating committee. The CGC is responsible for reviewing APUC’s corporate governance practices. The CGC will also consider from time to time the effectiveness of the Directors and whether an increase to the number of directors is warranted.

The directors have also put in place a Compensation Committee, comprised of Directors Chris Huskilson (chair) and Chris Ball. The Compensation Committee is responsible for reviewing directors’ compensation on an annual basis, or more frequently if required, in light of the risks involved in being an effective Director. In addition, the Compensation Committee will make recommendations to the Board regarding the compensation of executive officers of the Corporation and produce a report concerning executive compensation in compliance with Canadian securities law requirements. The process by which executive compensation is established is described above under the heading “Statement of Executive Compensation”.

Orientation and Continuing Education

When a new Director is appointed or elected, the Corporate Governance Committee is responsible for, among other things, assessing the orientation needs of such new Director and overseeing the development by the management of an orientation program for such Director. In addition, the Corporate Governance Committee is responsible for assessing the development needs of each Director and establishing Director development programs.

Ethical Business Conduct

The Corporation has adopted a written code of business conduct and ethics (the “Code of Ethics”) to assist all Directors, employees, officers, directors, agents and contractors of the Corporation and each of its subsidiary entities (collectively, “Algonquin Representatives”). A copy of the Code of Ethics may be obtained upon request to the Corporation at the following address: 2845 Bristol Circle, Oakville, Ontario L6H 7H7 or on SEDAR at www.sedar.com.

The Board is ultimately responsible for the implementation and administration of the Code of Ethics and has designated a compliance officer (the “Compliance Officer”) to assist the Board in this regard. The Compliance Officer is responsible for, among other things, monitoring compliance with the Code of Ethics and will provide a report to the Board on a quarterly basis on investigations and other significant matters arising under the Code of Ethics.

The Corporation has established confidential reporting procedures in order to encourage Algonquin Representatives to raise concerns regarding matters addressed by the Code of Ethics on a confidential basis free from discrimination, retaliation or harassment. The Board believes this encourages and promotes a culture of ethical business conduct. A violation of the Code of Ethics may result in disciplinary action, which may include termination of an Algonquin Representative’s relationship with the Corporation or its subsidiary entities.

The Board has not granted any waivers of the Code of Ethics in favour of a Director or executive officer of the Corporation and, accordingly, no material change report has been required or filed during the most recently completed financial year that pertains to any conduct of a Director or executive officer of the Corporation that constitutes a departure from the Code of Ethics.

Nomination of Directors

Due to the small number of Directors, the Board has not created a separate nominations committee. The Corporate Governance Committee serves as the Director nominating and evaluation committee and will recommend new Directors as the need arises. As noted above, all of the members of the Corporate Governance Committee are independent Directors, which the Corporation believes encourages an objective nomination process.

Assessments

The responsibilities of the Corporate Governance Committee also include assessing, at least annually by using a written questionnaire which is completed by all Directors, the effectiveness and contribution of the Board as a whole, the chairs of the Audit Committee and the Corporate Governance Committee and each of the individual Directors.

In addition, the Chair of the Board, in consultation with the Corporate Governance Committee, leads the review and assessment of Board meeting attendance, performance and compensation of the Board and individual Directors and the composition of the Board.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s most recently completed financial year, nor any proposed nominee for election as director of the Corporation or any associate or affiliate of any such director, officer or proposed trustee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, since commencement of the Corporation’s most recently completed financial year, the Corporation is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed Director or any associate or affiliate of any informed person or proposed Director, in any transaction or in any proposed transaction that has materially affected or would materially affect the Corporation. Agreements and transactions have been discussed elsewhere in this document regarding material transactions between the Corporation and Emera. Chris Huskilson is the President and Chief Executive Officer of Emera and is a current member of the Corporation’s board of directors and has been proposed for nomination for re-election at the Meeting.

OTHER BUSINESS

The Corporation knows of no matters to come before the Meeting other than the matters referred to in the accompanying notice of meeting.

ADDITIONAL INFORMATION

Copies of the Annual Information Form (together with the documents incorporated therein by reference), comparative financial statements of the Corporation for the fiscal year ended December 31, 2011, together with a report and opinion of the auditors thereon, management’s report, management’s discussion and analysis of the Corporation’s financial condition and results of operations for the fiscal year ended December 31, 2011 and this Circular are available upon request from the Corporation at the following address: 2845 Bristol Circle, Oakville, Ontario, L6H 7H7. This information, together with other important information regarding the Corporation, may be found on SEDAR at www.sedar.com.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Directors.

DATED as of this 18th day of May, 2012.

By order of the Board of Directors

(Signed)	Kenneth Moore

Schedule “A”

Resolution to Approve Transactions with Emera

that May Result in Emera Holding 20% or More

of the Corporation’s Outstanding Shares

RESOLVED that:

1.	Each of the Proposed Emera Inc. (“Emera”) Transactions (as defined and described in the management information circular of the Corporation dated May 18, 2012), specifically,

a.

the issuance of subscription receipts to Emera relating to an acquisition from Atmos Energy Corporation that are convertible into an aggregate of 6,976,744 common shares of the Corporation (or 4.4% of the currently outstanding common shares of the Corporation); and

b.

the issuance of subscription receipts to Emera relating to an acquisition from Gamesa Corporación Tecnológica, S.A. that are convertible into an aggregate of 10,456,022 common shares of the Corporation (or 6.6% of the currently outstanding common shares of the Corporation);

is hereby approved to the extent that any one or more of such Proposed Emera Transactions may result in Emera holding 20% or more of the Corporation’s outstanding common shares, subject always to the requirement that Emera’s holdings shall not exceed 25% of the outstanding Shares as a result of such Proposed Emera Transactions.

2.	Any two directors or officers of the Corporation are hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.

Schedule “B”

Advisory Vote on Approach to Executive Compensation

of Algonquin Power & Utilities Corp. (the “Corporation”)

RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2012 annual meeting of the shareholders of the Corporation.

Schedule “C”

ALGONQUIN POWER & UTILITIES CORP.

MANDATE OF

THE BOARD OF DIRECTORS

1.	PURPOSE

1.1

The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of the Corporation. The Board, directly and through its committees, shall manage, or supervise the management of, the business and affairs of the Corporation.

2.	MEMBERSHIP, ORGANIZATION AND MEETINGS

2.1

General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Corporation’s articles of incorporation (the “Articles”) and by-laws (the “By-Laws”), as amended and restated from time to time.

2.2

Independence - The Board shall establish independence standards for the Board in accordance with the binding requirements of any stock exchanges on which the Corporation’s securities are listed and all other applicable laws (collectively, the “Applicable Requirements”), and, at least annually, shall determine the independence of each director in accordance with these standards. A minimum of a majority of the Board shall be independent in accordance with these standards.

2.3

Access to Management and Outside Advisors - The Board shall have unrestricted access to the management and employees of the Corporation and its subsidiary entities. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist them in fulfilling their responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

2.4

Secretary and Minutes - The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval.

2.5

Meetings Without Management - The Board shall, at least annually, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which members of management of the Corporation are not present.

3.	FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Applicable Requirements, the Articles and the By-Laws.

3.1	Strategic Planning

a.

Strategic Plans - At least annually, the Board shall review and, if advisable, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management of the Corporation. In discharging this responsibility, the Board shall review the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices.

b.	Business Plans - The Board shall review and, if advisable, approve the Corporation’s annual business plans.

c.

Monitoring - At least annually, the Board shall review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

3.2	Risk Management

a.

General - At least annually, the Board shall, with the assistance of the Audit Committee, review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation’s subsidiary entities, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

b.

Verification of Controls - The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

3.3	Human Resource Management

a.	General - At least annually, the Board shall, with the assistance of management, review the Corporation’s approach to human resource management and executive compensation.

b.

Succession Review - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, as applicable, review the Chair of the Board and the senior management succession plans of the Corporation including its Chief Executive Officer.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management of the Corporation.

3.4	Corporate Governance

a.	General - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review the Corporation’s approach to corporate governance.

b.

Board Independence - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, evaluate the independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

c.

Ethics Reporting - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics.

3.5	Financial Information

a.

General - At least annually, the Board shall, in conjunction with the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.

Integrity of Financial Information - The Board shall, in conjunction with the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

3.6	Communications

a.

General - At least annually, the Board in conjunction with management shall review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.

b.

Disclosure - At least annually, the Board shall review management’s compliance with the Corporation’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

3.7	Committees of the Board

a.

Board’s Committees - The Board has established the following committees of the Board: the Audit Committee and the Corporate Governance Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees or merge any committee of the Board with any other committee of the Board.

b.

Committee Charters - The Board has approved charters for each committee and shall approve charters for each new committee of the Board. At least annually, each charter shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the Chair of the Board, as applicable, approved by the Board.

c.	Delegation to Committees - The Board has delegated for approval or review the matters set out in each committee’s charter to that committee.

d.	Consideration of Committee Recommendations - As required, the Board shall consider for approval the specific matters delegated for review to committees of the Board.

e.

Board/Committee Communication - To facilitate communication between the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

4.	ORIENTATION AND EVALUATION

4.1	Each new director shall participate in an orientation program for the Board.

4.2	At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors and the adequacy of this mandate.

5.	CURRENCY OF MANDATE

This mandate was approved by the Board of Directors of Algonquin Power & Utilities Corp. as of May 6, 2010.